EXHIBIT 11

                                  IMATION CORP.
            COMPUTATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                  (IN MILLIONS)
                                   (UNAUDITED)

                                    Three months ended     Nine months ended
                                       September 30,          September 30,
                                       -------------          -------------
                                      1997       1996       1997       1996
                                      -----      -----      -----     -----
Weighted average number of shares
  outstanding during the period (a)    40.5       41.9       41.6      41.9

Weighted average number of shares
  held by the ESOP not committed
  to be released                       (1.8)      (1.1)      (1.9)     (0.4)

Common share equivalents resulting
  from the assumed exercise of
  stock options (b)                     0.9         --        0.9        --
                                      -----      -----      -----     -----

Total common shares and common
  share equivalents                    39.6 (c)   40.8       40.6 (c)  41.5


(a) The number of shares used to compute earnings per share for the period prior to July 1, 1996 is based on one-tenth of the average 3M shares outstanding based on the distribution ratio of one share of the Company's common stock for every ten shares of 3M common stock held on the record date.

(b) Common share equivalents are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that have an option price below the average market price for the period, and then deducts the number of shares that could be repurchased with the proceeds of options were they exercised. Common share equivalents for primary and fully diluted earnings per share were essentially equivalent.

(c) Common share equivalents for all periods are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding less the weighted average number of shares held by the ESOP not committed to be released, or 39.7 million weighted average shares outstanding for the nine months ended September 30, 1997 and 38.7 million weighted average shares outstanding for the three months ended September 30, 1997.